

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 23, 2016

William M. Kahane
Chief Executive Officer
AR Capital Acquisition Corp.
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re: AR Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 15, 2016**
> **File No. 001-36669**

Dear Mr. Kahane:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please tell us the consideration given to providing descriptions of the business background of the executive officers to be appointed in connection with your entry into the transfer agreement with Axar Master Fund Ltd.

2. We note your disclosure that AXAR has agreed to forfeit, upon consummation of your initial business combination, "the number of founder shares, if any, that is in excess of 25% of the sum of (i) the number of public shares outstanding after giving effect to all redemptions of public shares in connection with the Extension Amendment, plus (ii) the sum of (a) the total number shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any shares or equity-linked securities exercisable for or convertible into shares of common stock issued, or to be issued, to any seller in the initial

business combination or to AXAR or its affiliates, minus (b) the number of public shares redeemed by public shareholders in connection with our initial business combination" and that AXAR has also agreed to forfeit "a percentage of Private Placement Warrants equal to the percentage of founder shares forfeited pursuant to the preceding sentence." Please disclose the reasons for this agreement.

3. We note your disclosure that your board of directors intends to declare a dividend consisting of one-third of one warrant per share of common stock. Please tell us whether you intend to register this transaction, including the exercise of these warrants, or explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. If you are relying on an exemption for the offer and sale of these securities please identify the exemption and explain the basis for your reliance.

Stockholder Proposal No. 1 – The Extension Amendment, page 40

4. We note that your initial public offering registration statement was declared effective on October 1, 2014. Please provide your analysis as to how the proposal to extend your termination deadline to December 31, 2017 complies with NASDAQ IM-5101-2.

Stockholder Proposal No. 2 – The Reverse Stock Split, page 41

5. Please revise to disclose the reasons for the proposed reverse split. Also, tell us how the procedures you propose to follow in amending and filing the certificate of incorporation conform to the statutory requirements of Section 242(b) of the Delaware General Corporation Law. Specifically, explain whether it is permissible under Delaware law for shareholders to approve a resolution delegating to the board of directors the discretion to implement a reverse split of an unspecified ratio. Finally, expand your disclosure to provide examples of the potential split, or to describe the outer bounds of the potential split.

Stockholder Proposal No. 5 – The Dividend Withdrawal Proposal, page 46

6. Please revise to disclose the purpose of the dividend and explain in greater detail which shareholders would receive the dividend. Please also provide an example of how the dividend will be calculated, and to what extent it relates to the reverse split, if at all.

The Special Meeting of Warrantholders, page 50

Warrantholder Proposal No. 1 – The Warrant Conversion Proposal

7. Please revise to add a section including pro forma financial information, giving effect to the distribution described under Proposal 5, the reverse stock split, the modification of

your existing warrants, and the issuance of new warrants. Refer to Article 11 of Regulation S-X and Item 13(a)(1) of Schedule 14A.

8. We note that the proposed change to the terms of the warrants appears to involve the creation of a new security, the offer and sale of which requires registration or an exemption. Please identify the exemption you intend to rely upon for this offer and sale, and provide us with a brief legal analysis underlying its availability. Alternatively, if you believe that Section 5 of the Securities Act of 1933 does not apply to this amendment, please provide the basis for such belief.

9. Please revise to disclose the terms of the outstanding warrants and clarify how the conversion of outstanding warrants will be calculated. Please also describe in greater detail how the conversion of outstanding warrants will eliminate their potential dilutive impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Joel L. Rubinstein
        Winston & Strawn LLP